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John Hancock Life Insurance Company

Law Sector                          [LOGO OF JOHN HANCOCK(R) FINANCIAL SERVICES]

John Hancock Place
P.O. Box 111
Boston, Massachusetts 02117-0111
(617) 572-8050

James C. Hoodlet
Vice President & Counsel

                                        April 5, 2006

By FAX (202) 551-6751 and US Mail

Alison White, Esq.
Senior Counsel
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     RE: John Hancock Life Insurance Company (U.S.A.) Separate Account A File No. 333-131299

Dear Alison:

     The enclosed prospectus contains revisions responsive to SEC staff comments. In addition, we have made other changes that are directed either to reflecting final adjustments to the product specifications, or, in some cases, a cleaning up of prospectus language or formatting identified in the course of our post-effective update reviews.

     As I have mentioned to you previously, the system that we use to produce our prospectuses (RR Donnelley's "PB Web") does not itself have a compare functionality, a shortcoming that we're working with the company to address. Donnelley is able to produce compare documents for us by converting the file from its native PB Web format, but the resulting formatting changes produce documents that are somewhat difficult to read. Nevertheless, the comparison does point out the changes made from the version of the prospectus that we initially filed, and therefore we are providing you with a copy of such a compare document. If you have difficulty reading this document, please let me know. Hopefully you will find it useful.

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     The following are our responses to your comments in the order in which they appeared in your letter of March 9, 2006:

     1.   General

          We are planning to request the staff for an effective date of May 1, 2006 for this registration. We will be updating the financial statements and other information to December 31, 2005.

     2.   Guide to this Prospectus

          The staff's comment requests us to clarify that "the prospectuses for the underlying portfolios" include the prospectuses of the American Fund Portfolios and the corresponding master funds of the American Fund Insurance Series." If it acceptable to the staff, we would prefer to make the suggested point more generally, in order that we might not have to amend this provision in the future if we should include other master-feeder funds among the portfolios. The language that we are proposing to insert reads as follows:

          In the case of any portfolios that are operated as "feeder funds", the prospectus for the corresponding "master fund" is also provided.

     3.   Summary of Benefits and Risks - Policy Loans

          In response to the staff's comment, we are proposing to replace the last sentence under "Policy Loans" with the following:

          Policy loans permanently affect the calculation of your policy value, and may also result in adverse tax consequences.

     4.   Summary of Benefits and Risks - Tax Risks

          As requested, we have highlighted with italics the statement "There is a tax risk associated with policy loans."

     5.   Fee Tables

          (a) The staff's comment requested that we move the policy year 2+ fees for the maximum premium charge and asset based risk charge to the footnotes to the tables, rather than in the tables themselves. Subsequent to the submission of the initial filing, the product design has changed to provide that the maximum premium charge will be 8% of all premium in all years. The current charge is lower, and steps down over the years, and we have added disclosure in the footnotes to describe this.

          Concerning the asset based risk charge, we are proposing to move the year 2+ fees to a footnote to the table, which will read as follows:

          Periodic Charges Footnote (3):

          (1) This charge only applies to that portion of policy value held in the investment accounts. The charge determined does not apply to any fixed account. The percentage amount indicated on the table is the amount assessed in policy years 1 - 15. In policy years 16 and after, the guaranteed rate is 0.02%.

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          (b) In response to the staff's comment, we are proposing to add language to Transaction Fees Table footnote (1) disclosing the range of state premium taxes, as follows:

          We may increase the current premium charge; for example, to correspond with changes in state premium tax levels. Currently, state premium tax levels range from 0 - 3.5%.

     In addition, we are adding an additional sentence to the end of the second paragraph under "Additional information about how certain policy charges work - Other charges we could impose in the future" that would read as follows: "Currently, state premium tax levels range from 0 - 3.5%."

          (c) The staff's comment requests us to comment upon why we have included the extra mortality charge in the cost of insurance charge and the return of premium death benefit rider charge rather than giving it its own line in the fee table. This extra mortality charge is part of the cost of insurance in each case, applied to cover the extra cost of insurance for persons presenting substandard underwriting risks. We have therefore considered it more appropriate to include it as part of the maximum charge for the cost of insurance and the return of premium death benefit rider.

          (d) The staff's comment requests us to disclose the Overloan Protection Rider charge for a representative person on the table. We have determined not to offer the Overloan Protection Rider in connection with this product, and have therefore removed references to this rider from the prospectus.

          (e) The staff's comment requests us to include the High Yield Fixed Account Rider on the Rider Charges table. We do not assess any charge in connection with the High Yield Fixed Account Rider, and therefore have not considered it appropriate to refer to this rider in the table.

          (f) The staff's comments requested that we clarify in the prospectus that the maximum withdrawal fee is the lesser of 2% of the withdrawal amount or $25. We have made this change as requested.

     6.   Portfolio Annual Expenses

          The staff's comment requests confirmation that the reimbursement arrangement discussed in footnote J is not reflected in the table of portfolio annual expenses. We can confirm this reimbursement arrangement is not reflected.

     7.   Detailed Information - Your Investment Options

          The staff's comment requests that when we refer to an index, the range of capitalization of the companies tracked by the index be disclosed. We have made this change.

     8.   Description of Separate Account A

          The staff's comment requests that we include a statement that income, gains and losses credited to, or charged against, the registrant reflect the registrant's own

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     investment experience and not the investment experience of the depositor's other assets, and the depositor is obligated to pay all amounts promised to contractowners under the contracts.

          We believe that these statements are already included in the prospectus. In the Summary of Benefits and Risks (The Nature of the Policy), we state: "We are obligated to pay all amounts promised under the policy." Under "Description of Separate Account A," we state: "Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us and can't be used to pay any indebtedness of John Hancock USA other than those arising out of the policies that use the Account."

          Please let me know if you do not believe that these disclosures adequately respond to the requirements of Items 4(b)(1), (2) and (3) of Form N-6.

     9.   The Policy Value

          In response to the staff's comment, we are proposing to amend the second sentence of the third paragraph under "Transfers of existing policy value" to read as follows:

          For purposes of this restriction, and in applying the limitation on the number of free transfers, transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern Time) to the close of that business day (usually 4:00 p.m. Eastern Time) are considered one transfer.

     10.  Description of Charges at Policy Level

          The staff's comment requests us to comment upon why we have referred both to the premium charge and the face amount charge as being applied to defray sales costs. The product is designed to recover sales and other acquisition-related costs through both of these charges. We were also requested to include disclosure in this section that would indicate that part of the premium charge is used for Federal income taxes. We have made that change to the prospectus.

     11.  Return of Premium Death Benefit Rider

          The staff's comment requests us to disclose the range of the Percentage of Premium that may be provided for in the Return of Premium Death Benefit Rider. We have made that change to the prospectus.

     12.  Overloan Protection Benefit Rider

          The staff's comment requested that we explain why a transfer of the policy value to the fixed account from the investment accounts is appropriate when the overloan protection benefit is invoked, and provide authority for our position. We have also been requested to clarify when and how the rider is invoked. We have determined not to offer the Overloan Protection Rider in connection with this product and thus will be removing this provision from the prospectus.

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     13.  Back Cover Page

          (a) We have changed the address of the SEC's Public Reference Branch as requested.

          (b) The staff's comments requested that we disclose the 1933 Act file number for this policy on the back cover page of the prospectus. This disclosure has been added.

     14.  Powers of Attorney

          The staff's comments requested that we file new powers of attorney that relate to each specific filing. In our subsequent discussion, I understood that the staff intends each "filing" to refer to each separate 1933 Act file number. We are providing the power of attorney for this registration with this Pre-Effective Amendment No. 1.

     15.  Fee Representation

          We have changed the company reference in the fee representation, as noted in your comments. Thank you.

     16.  Financial Statements, Exhibits and Other Information

          The financial statements, exhibits and other required disclosure not included in the initial registration statement filing are being provided in this Pre-Effective Amendment No. 1.

     In addition to our responses to the comments that appeared in your letter of March 9, 2006, I mentioned above that we have made other changes that are directed either to reflecting final adjustments to the product specifications, or, in some cases, a cleaning up of prospectus language or formatting identified in the course of our post-effective update reviews (including the changes made in our 485(b)(1)(viii) "template" filing). Other revisions are intended to provide additional disclosure that we believe will be helpful to investors, including the following:

     1.   Guide to this Prospectus

          You will also note that the last paragraph has been expanded to direct investors to the separate prospectuses for the underlying portfolios. With those prospectuses being separate from the product prospectuses, we have concluded that this additional disclosure would be beneficial.

     2.   Detailed Information - Your investment options

          In the last paragraph prior to the table of portfolios and portfolio managers, we have added additional disclosure to help clarify for investors that the underlying portfolios offered in connection with this product are not to be compared with retail mutual funds.

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Request for Acceleration

     We hereby request an order to accelerate the effectiveness of the above-referenced amendment to May 1, 2006. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

     The Commission staff has requested that the Registrant acknowledge and agree, and the Registrant does, hereby acknowledge and agree, that:

  . should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  . the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  . the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions about the enclosed documents, please call me at
(617) 572-9197. Thank you.

                                        Sincerely,

                                        /s/ James C. Hoodlet
                                        ----------------------------------------
                                        James C. Hoodlet

Enclosure